Exhibit 1.01

Conflict Minerals Report of Miller Industries, Inc.

For the Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the Rule requires that the issuer must exercise due diligence on the source and chain of custody of those conflict minerals. The registrant must annually submit a report, the Conflict Minerals Report (the “CMR”), as an Exhibit to Form SD, to the SEC that includes a description of those due diligence measures.

This CMR has not been subject to an independent private sector audit in accordance with the Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule, dated April 29, 2014, by the SEC Division of Corporation Finance.

In this CMR, the words “Miller Industries,” “the Company,” “we,” “our,” “ours” and “us” refer to Miller Industries, Inc. and its subsidiaries or any of them.

Product and Manufacturing Facilities Overview

We offer a broad range of towing and recovery equipment products that meet most customer design, capacity and cost requirements. We manufacture the bodies of wreckers and car carriers, which are installed on truck chassis manufactured by third parties. We frequently purchase the truck chassis for resale to our customers. Wreckers generally are used to recover and tow disabled vehicles and other equipment and range in type from the conventional tow truck to large recovery vehicles with rotating hydraulic booms and up to 75-ton lifting capacities. Car carriers are specialized flatbed vehicles with hydraulic tilt mechanisms that enable a towing operator to drive or winch a vehicle onto the bed for transport. Car carriers transport new or disabled vehicles and other equipment and are particularly effective over longer distances. We also manufacture vehicle transport trailers.

We operate four manufacturing facilities in the United States. The facilities are located in Ooltewah (Chattanooga), Tennessee; Hermitage, Pennsylvania; Mercer, Pennsylvania; and Greeneville, Tennessee. The Ooltewah plant, containing approximately 302,000 square feet, produces light and heavy duty wreckers; the Hermitage plant, containing approximately 134,000 square feet, produces car carriers; the Mercer plant, containing approximately 110,000 square feet, produces car carriers and light duty wreckers; and the Greeneville plant, containing approximately 136,000 square feet (plus 40,000 square feet of leased property), produces car carriers and trailers.

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We also have manufacturing operations at two facilities located in the Lorraine region of France, which have, in the aggregate, approximately 180,000 square feet, and manufacturing operations in Norfolk, England, with approximately 48,000 square feet.

Supply Chain Overview

In preparing the CMR, the Company relies upon our suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from sub-tier suppliers. Our suppliers are expected to provide the 3TG sourcing information to us per our Policy Regarding Conflict Minerals, as set forth in our Code of Business Conduct and Ethics.

We defined the scope of our conflict minerals due diligence by identifying and reaching out to our current suppliers that provide components or engage in manufacturing activities that are likely to contain 3TG. We adopted the standard Conflict Minerals reporting templates established jointly by the Electronic Industry Citizenship Coalition® (“EICC”) and The Global e-Sustainability Initiative (“GeSI”), and launched our conflict minerals due diligence communication survey to these suppliers.

Reasonable Country of Origin Inquiry

We conducted an analysis of our products and found that the above SEC defined “conflict minerals,” which are tin, tantalum, tungsten, and gold, can be necessary to the functionality or production of the Company’s products. Therefore, the products that we manufacture are subject to the reporting obligations of Rule 13p-1.

Despite having conducted a good faith reasonable country of origin inquiry, the Company has been unable to determine the origin of all of the 3TG used in our products.

Due to the breadth and complexity of the Company’s products and their respective supply chains, it will take time for many of our suppliers to verify the origin of all of the minerals. Using our supply chain due diligence processes and adhering to the Company’s Policy Regarding Conflict Minerals, as set forth in our Code of Business Conduct and Ethics, we hope to encourage our suppliers to reasonably source conflict minerals and derivative metals from the DRC and neighboring countries from mines and smelters that do not fund armed groups engaged in conflict and human rights abuses.

Due Diligence Process

Our due diligence processes and efforts have been developed in conjunction with the 2nd edition of The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related supplements for gold and for tin, tantalum and tungsten. The Company designed our due diligence process to conform in all material respects with the OECD Guidance.

Because of our size, the breadth and complexity of our products, and the constant evolution of our supply chain, it is difficult to identify suppliers downstream from our direct suppliers. We have identified our direct suppliers and have relied on these supplier’s responses to provide us with information about the source of conflict minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers. The Company does not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain the 3TG. However, we do rely upon the industry (for example, EICC) efforts to influence smelters and refineries to get certified as “conflict free”.

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We conducted a survey of the Company’s direct suppliers described above using the template developed jointly by EICC and GeSI, known as the EICC GeSI Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. The Template is being widely adopted by many companies in their due diligence processes related to conflict minerals. In addition, as part of the due diligence process, the Company has established record keeping procedures to ensure the retention of relevant documentation in connection with the survey responses by its direct suppliers.

Conflict Minerals Policy

As part of the Company’s due diligence process, the Company has adopted a company policy in the Code of Business Conduct and Ethics, which is posted on our website at www.millerind.com/investor_relations under “Corporate Governance Matters”, regarding conflict minerals, which policy is set forth below:

POLICY REGARDING CONFLICT MINERALS

The Company is committed to sourcing components and materials from companies that share its values about human rights, ethics and environmental responsibility. The Company supports the goals and objectives of Section 1502 of the Dodd-Frank Act, (the “Act”) which aims to prevent the use of conflict minerals that directly or indirectly finance or benefit armed groups in The Democratic Republic of the Congo (DRC) or an adjoining country as defined in the Act. Conflict minerals include: columbite-tantalite (coltan) (i.e., tantalum), cassiterite (i.e., tin), gold, wolframite (i.e., tungsten) or their derivatives and could expand to include any other mineral or their derivative determined by the U.S. Secretary of State to be financing the DRC conflict. The Act requires companies to perform due diligence with respect to the sourcing of conflict minerals and to file annual reports relating to use of conflict minerals. The Company is actively working toward complying with the conflict minerals diligence and reporting obligations required under the Act, and ensuring its activities are not contributing to the armed conflict in the DRC and adjoining countries. Through these actions, the Company expects to support peaceful negotiations in the DRC and neighboring countries and a responsible, sustainable minerals trade and stable economies.

The Company’s Suppliers

The Company encourages its suppliers to reasonably source conflict minerals and derivative metals from the DRC and neighboring countries from mines and smelters that do not fund armed groups engaged in conflict and human rights abuses (conflict free mines and smelters) to prevent an embargo and associated worsening of economic conditions and human suffering.

Efforts to Determine Country of Origin of Mine or 3TG

Tracing materials back to their mine of origin is a complex aspect of responsible sourcing in our supply chain. By adopting methodology outlined by the OECD Guidance and the standard Conflict Minerals reporting templates established by the EICC and the GeSI, and having the Company’s suppliers report to us using the Template, we have determined that the smelters and refiners we gathered from our supply chain should represent the most reasonable known mine of origin information available. Through this industry joint effort, we made reasonable determination of the mines or locations of origin of the 3TG in our supply chain, to the extent information was provided by our direct suppliers.

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Conclusion

While we did receive responses to the Template, not all of our direct suppliers provided responses to the required survey. Further, of the responses received from direct suppliers, many were not able to confirm country of origin of the mine or 3TG. Due to the lack of information from our suppliers, we are unable to conclude whether the conflict minerals necessary to the functionality or production of our manufactured products originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycle or scrap sources or whether such conflict minerals directly or indirectly finance or benefit armed groups in the Covered Countries.

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